WILLIAMS CREEK EXPLORATIONS LIMITED

#1202-1022 Nelson Street
Vancouver, B.C. V6E 4S7

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the period ended October 31, 2004.

Williams Creek Explorations Limited
(An Exploration Stage Company)
Interim Balance Sheets

	October 31, 2004 (unaudited)	January 31, 2004 (audited)
Assets		
Current		
Cash and cash equivalents	$ **273,861**	$ 158,035
Receivables	**2,163**	2,807
Tax credits recoverable	**21,638**	21,638
Prepaid expenses	**4,988**	8,462
	302,650	190,942
Deposit	**3,500**	3,500
Mineral properties and deferred exploration costs (Note 2)	**555,092**	569,291
Furniture and equipment	**1,898**	2,406
	$ **863,140**	$ 766,139
Liabilities and Shareholders' Equity		
Liabilities		
Current		
Accounts payable and accrued liabilities	$ **6,925**	$ 20,019
Advances payable	**1,952**	7,051
	8,877	27,070
Shareholders' equity		
Share capital (Note 3)	**4,617,419**	4,389,169
Contributed surplus	**7,600**	7,600
Deficit	**(3,770,756)**	(3,657,700)
	854,263	739,069
	$ **863,140**	$ 766,139

On behalf of the Board:

"James E. McInnes"

Director

"Morgan Poliquin"

Director

Williams Creek Explorations Limited
(An Exploration Stage Company)
Interim Statements of Loss and Deficit
(unaudited)

	Three months ended October 31, 2004	Three months ended October 31, 2003	Nine months ended October 31, 2004	Nine months ended October 31, 2003
Expenses				
Administrative				
Accounting and audit fees	$ **650**	$ 800	$ **7,003**	$ 3,693
Amortization	**169**	238	**508**	714
Consulting	**2,000**	2,500	**4,500**	2,500
Filing and transfer agent fees	**1,826**	1,858	**13,594**	13,851
Legal fees	**6,156**	29,597	**16,272**	42,637
Office	**48**	489	**2,223**	4,265
Rent	**300**	300	**900**	900
	(11,149)	(35,782)	**(45,000)**	(68,560)
Exploration expenses				
General	**-**	(9,012)	**(933)**	(15,856)
Write down of deferred exploration costs (Note 2)	**(57,406)**	-	**(57,406)**	-
	(68,555)	(44,794)	**(103,339)**	(84,416)
Other items				
Foreign exchange loss	**(10,780)**	(12,148)	**(11,038)**	(28,544)
Interest income	**187**	1,144	**1,321**	3,921
Write-down of marketable securities	**-**	-	**-**	226
	(10,593)	(11,004)	**(9,717)**	(24,397)
Net loss for the period	**(79,178)**	(55,798)	**(113,056)**	(108,813)
Deficit, beginning of period	**(3,691,608)**	(3,602,028)	**(3,657,700)**	(3,549,013)
Deficit, end of period	**(3,770,756)**	(3,657,826)	$ **(3,770,756)**	$ (3,657,826)
Loss per share – basic and diluted	$ **(0.01)**	$ (0.01)	$ **(0.01)**	$ (0.01)
Weighted average shares outstanding	**12,500,723**	11,025,723	**12,252,133**	10,672,243

Williams Creek Explorations Limited
(An Exploration Stage Company)
Interim Statements of Cash Flows
(unaudited)

	Three months ended October 31, 2004	Three months ended October 31, 2003	Nine months ended October 31, 2004	Nine months ended October 31, 2003
Cash provided by (used in)				
Operating activities				
Net loss for the period	$ **(79,148)**	$ (55,798)	$ **(113,056)**	$ (108,813)
Items not involving cash				
Amortization	**169**	238	**508**	714
Foreign exchange (gain) loss	**10,780**	12,148	**11,038**	28,544
Write down of mineral properties	**57,406**		**57,406**	
Stock based compensation	**-**	7,600	**-**	7,600
	(10,793)	(35,812)	**(44,104)**	(71,955)
Changes in non-cash working capital balances				
Receivables	**1,775**	9,565	**644**	(6,967)
Prepaid expenses	**6,387**	1,705	**3,474**	(61)
Accounts payable and accrued liabilities	**(16,944)**	72,973	**(13,094)**	65,846
	(19,575)	48,431	**(53,080)**	(13,137)
Investing activity				
Acquisition of mineral properties and deferred exploration costs, net of advances	**(7,520)**	(113,188)	**(48,306)**	(200,837)
Financing activity				
Proceeds on issuance of common shares	**-**	-	**228,250**	162,305
Increase in cash and cash equivalents	**(27,095)**	(64,757)	**126,864**	(51,669)
Effect of foreign exchange on cash and cash equivalents	**(10,780)**	(12,148)	**(11,038)**	(28,544)
Cash and cash equivalents, beginning of period	**311,736**	353,862	**158,035**	357,170
Cash and cash equivalents, end of period	$ **273,861**	$ 276,957	$ **273,861**	$ 276,957

Supplemental Disclosure of Cash Flow Information

			Nine months ended October 31, 2004	Nine months ended October 31, 2003
Non-cash investing and financing activity				
Issue of common shares for mineral property payment			$ **7,500**	$ 10,000

No cash was paid in the period for interest or income taxes

1. Significant Accounting Policies

Basis of Presentation

All figures as at and for the periods ended October 31, 2004 and 2003 are unaudited.

The interim financial statements included herein, presented in accordance with generally accepted accounting principles in Canada for interim financial statements and stated in Canadian dollars, have been prepared by the Company, without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

The statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein. These interim financial statements should be read in conjunction with the consolidated financial statements for the year ended January 31, 2004 and notes thereto included in the Company's Annual Report. The Company follows the same accounting principles in the preparation of interim reports.

Results of operations and mineral exploration activity for interim periods may not be indicative of annual results.

2. Mineral Properties and Deferred Exploration Costs

	Cariboo/ Kamloops/ Skeena, BC	Northwest Territories	Total October 31, 2004	Total January 31, 2004
Mineral properties, at cost				
Balance, beginning of period	$ 37,057	$ 21,609	$ 58,666	$ 21,640
Additions	7,920	-	7,920	37,026
Balance, end of period	44,977	21,609	66,586	58,666
Deferred Exploration Costs				
Balance, beginning of period	268,052	242,573	510,625	295,072
Costs incurred during the period				
Administration fee	-	-	-	8,058
Assay	-	-	-	20,976
Drilling	-	303	303	144,636
Geochemical costs	-	-	-	18,951
Geophysical costs		4,196	4,196	32,453
Geosciences	-	5,613	5,613	-
Maintenance fees	4,400	-	4,400	155
Lease payments	-	(4,161)	(4,161)	5,717
Legal fees	18,294	-	18,294	-
Supplies	854	120	974	420
Tax assessments	817	-	817	846
Travel	4,851	-	4,851	5,640
Write-down of deferred exploration costs	(57,406)	-	(57,406)	(661)
Mining exploration tax credit	-	-	-	(21,638)
	(28,190)	6,071	(22,119)	215,553
Balance, end of period	239,862	248,644	488,506	510,625
Total	$ 284,839	$ 270,253	$ 555,092	$ 569,291

During the nine months ended October 31, 2004, the Company transferred all interest in the Skeena claims for a 1% net smelter return payment. All deferred costs have been charged to operations in the period.

3. Share Capital

	Shares	Amount
Authorized		
100,000,000 common shares without par value		
Issued		
Balance, beginning of period	11,025,723	$ 4,389,169
Issued for cash during the period		
On exercise of warrants	1,445,000	220,750
Issued for mineral property	30,000	7,500
Balance, end of period	12,500,723	$ 4,617,419

3. Share Capital - Continued

a) Stock Options

The Company has adopted a "rolling" stock option plan, pursuant to the policies of the TSX Venture Exchange.

A summary of stock option activities for the period is as follows:

	Number	Weighted Average Exercise Price
Outstanding at January 31, 2004	869,750	$0.22
Expired	(819,750)	0.22
Outstanding at October 31, 2004	50,000	$0.24

Stock options outstanding at October 31, 2004 were as follows:

Number	Exercise Price	Expiry
50,000	$0.24	September 2005

b) Warrants

A summary of warrant activities for the period is as follows:

	Number	Weighted Average Exercise Price
Outstanding at January 31, 2004	1,520,000	$ 0.15
Exercised	(1,445,000)	0.15
Expired	(75,000)	0.15
Outstanding at October 31, 2004	0	

4. Related Party Transactions

a) During the nine months ended October 31, 2004, the Company paid $900 for rent to a Company with common directors.

b) At October 31, 2004, the Company owed $1,952 to ATW Resources Ltd. (a joint venture to which the Company owns a 40% interest) for expenditures relating to exploration performed on the Northwest Territories claims.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Williams Creek Explorations Limited (the "Company" or "Williams Creek") and should be read in conjunction with the audited financial statements for the year ended January 31, 2004 and related notes contained therein. The date of this management's discussion and analysis is December 8, 2004. Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Williams Creek
Williams Creek is an exploration stage company engaged in the acquisition, exploration and development of mineral properties with a primary focus in British Columbia. The Company owns twenty-eight crown granted mineral claims in the Caribou Mining Division and is working to protect its interest in three crown granted mineral claims in the Kamloops Mining Division. The Company also has a net 30% interest in the ATW diamond property in the MacKenzie Mining District of the Northwest Territories.

Risks
Williams Creek is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits. Also, the price of gold is affected by numerous factors beyond the control of the Company and has been volatile over short periods of time. Further, as the Company has no revenues from operations, the only sources of funds currently available to the Company are the sale of equity capital or the offering of an interest in its projects to another party.

Exploration projects

Westport gold project, British Columbia
The Company plans to do further drilling on the property but no program has been established.

ATW diamond project, Northwest Territories
Further plans for the property will be contingent on the compilation and review of the geophysical survey carried out 2003-2004 by consultants which the Company does not expect to receive until the new year.

Skeena mineral claims, British Columbia
The Company has transferred all interest in these claims to Rodney V. Kirkham for a 1% net smelter return payment. All deferred costs have been charged to operations in the period.

Selected quarterly information

	Three Months Ended							
	Oct-04	Jul-04	Apr-04	Jan-04	Oct-03	Jul-03	Apr-03	Jan-03
Total revenues	$ 187	$ 648	$ 486	$ 485	$ 1,144	$ 1,281	$ 1,496	$ 2,706
Net loss (gain)	79,178	24,497	9,411	(126)	55,798	23,170	29,845	(274)
Net loss per share	0.01	0.00	0.00	0.00	0.01	0.00	0.00	0.00
Total assets	863,140	959,805	949,404	766,139	815,141	790,366	789,662	678,203

Results of operations

The Company's operations during the three months ended October 31, 2004 produced a loss of $79,178 as compared to a loss of $55,798 for the three months ended October 31, 2003. The increase in loss is primarily due to the write down of deferred costs on the Skeena property offset by a decrease in legal fees and no general exploration undertaken during the quarter. Operations during the nine months ended October 31, 2004 produced a loss of $113,056 as compared to a loss of $108,813 for the nine months ended October 31, 2003. The difference in loss is primarily due to the inclusion of mineral property costs written off offset by a decrease in general exploration activity, lower legal expenses and a smaller loss on foreign exchange. Revenue consists of interest income.

Liquidity and capital resources

At October 31, 2004, the Company had working capital of $293,773 as compared to 163,872 at January 31, 2004, the Company's most recent financial year-end. The Company had cash and cash equivalents of $273,861 at October 31, 2004 as compared to $158,035 at January 31, 2004. The increase in cash is due to the exercise of share purchase warrants. The Company expects its level of cash resources to be sufficient to meet its working capital and mineral exploration requirements for the next year.

Cash used for operating activities during the nine months ended October 31, 2004 was $53,080 as compared to $13,137 during the nine months ended October 31, 2003 after adjusting for the non-cash activity of the mineral property write-down. Cash used for investing activities during the nine months ended October 31, 2004 decreased as compared to 2003 due to no exploration programs being conducted on the claims in the Northwest Territories or British Columbia during the period. Cash flows from financing activities for the nine months ended October 31, 2004 increased on the exercise of share purchase warrants.

Changes in accounting principles

Stock-based compensation

The Canadian Institute of Chartered Accountants ("CICA") amended the stock option compensation and other stock based payments accounting standard during 2003. The Company adopted the standard and the audited financial statements for the year ended January 31, 2004 reflect this. Please see the Summary of Significant Accounting Policies and note 6(d) to the audited financial statements for further details.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Outstanding share data

The Company is authorized to issue 100,000,000 common shares without par value. As at December 9, 2004, there were 12,500,723 outstanding common shares.

Directors, officers and employees are granted options to purchase common shares under the Company's 'rolling' stock option plan. This plan and its terms are disclosed in note 6(d) to the audited financial statements for the year ended January 31, 2004.

Related party transactions

During the nine months ended October 31, 2004, $900 was paid to a Company with common directors for rent.

At October 31, 2004, the Company owed ATW Resources Ltd., a company to which Williams Creek has a 40% interest, $1,898 for costs relating to the diamond project in the Northwest Territories.